TRANSOCEAN LTD.
Turmstrasse 30
CH-6300 Zug
Tel. +713-2327484
FAX: +713-232-7511
eric.christ@deepwater.com

November 22, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:                                         H. Roger Schwall

Assistant Director

Re:       Transocean Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 0-53533

Dear Mr. Schwall:

The following is in response to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated November 9, 2011, from H. Roger Schwall, Assistant Director, with respect to the above referenced filings of Transocean Ltd. (the “Company”).  For your convenience, each of our responses is prefaced by the Staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Comment:

1.                                       We note your response to comments 1 and 2 from our letter dated August 17, 2011.  It appears the disclosure you have provided on pages 17-20 as to why the compensation committee chose to award bonuses in 2010 based on the safety performance component does not include, therein:

•                  the historical data related to TRIR, TPSR, and fatalities that you provided in response to comment 9 from our letter dated April 29, 2011; and

•                  the disclosure on how the TPSR for the Deepwater Horizon compares to the TPSR for your approximately 130 other rigs for 2010, as you provided in response to comment 13 from our letter dated April 29, 2011.

The data outlined above appears that it would provide context to explain how the committee’s exercise of discretion with respect to the safety component of the 2010 cash bonus plan fits within your compensation policies and philosophy.  See, e.g., SEC Release 33-8732A (“The compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it”).  In this regard, we also note the information from your response to comment 15 from our letter dated April 21, 2011.  Please revise your disclosure accordingly.

Company Response:

We respectfully acknowledge the Staff’s comment and, consistent with telephone conversations with the Staff regarding this comment, propose amending the disclosure through the filing of an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2010. The Company has provided with this letter as Exhibit A revised disclosure with respect to “Item 11. Executive Compensation—Compensation Discussion and Analysis” and have provided to the staff revised disclosure marked to demonstrate all changes from the proposed disclosure originally provided with the Company’s August 31, 2011 response to the Staff.

Closing Comments

In connection with this response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact me at (713) 232-7484.

Very truly yours,

By:	/s/ Eric J. Christ
Eric J. Christ
Attorney

Exhibit A

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides information regarding the fiscal 2010 compensation program for each individual who served as our principal executive officer or principal financial officer during fiscal 2010, the three executive officers (other than the principal executive officer and principal financial officer) at fiscal year-end who were the most highly compensated executives of the Company and one individual whose total compensation was impacted by severance payments made in accordance with a severance agreement. For fiscal 2010, these individuals were:

•                  Steven L. Newman, our President and Chief Executive Officer;

•                  Robert L. Long, our former Chief Executive Officer;

•                  Ricardo H. Rosa, our Senior Vice President and Chief Financial Officer;

•                  Eric B. Brown, our Executive Vice President, Legal & Administration;

•                  Arnaud A.Y. Bobillier, our Executive Vice President, Asset and Performance;

•                  Ihab M. Toma, our Executive Vice President, Global Business; and

•                  Cheryl D. Richard, our former Senior Vice President, Human Resources and Information Technology.

These executive officers were our Named Executive Officers for fiscal 2010. In this Compensation Discussion and Analysis, Transocean Ltd. is referred to as “our,” “us,” “we,” or “the Company.”

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during fiscal 2010. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why the Executive Compensation Committee of our Board of Directors (the “Committee”) arrived at the specific compensation decisions for our executive officers, including the Named Executive Officers, with respect to fiscal year 2010, and discusses the key factors that the Committee considered in determining their compensation.

Executive Summary

Fiscal 2010 Business Highlights

We are the world’s largest offshore oil and gas drilling contractor and the leading provider of drilling management services worldwide. We provide drilling services, including the equipment and personnel for operations, to our customers—the oil and gas companies throughout the world. We have a long-standing reputation for safety and for being able to manage and deliver on extraordinarily complex offshore drilling projects in challenging environments. Our vision is to be universally recognized for innovation and excellence in unlocking the world’s offshore resources.

Although in 2010 we made significant progress in achieving our strategic and operational objectives for the year, these developments were overshadowed by the April 20, 2010 fire and explosion onboard our semi-submersible drilling rig, the Deepwater Horizon, off the Louisiana coast that resulted in the deaths of 11 of our colleagues, including nine Transocean employees, and the uncontrolled flow of hydrocarbons from the well for an extended period (the “Macondo Incident”). As a result, many of our senior executive officers, including our Named Executive Officers (other than Mr. Long, who retired on February 28, 2010), dedicated a significant portion of their time in 2010 following the Macondo Incident to responding to the needs of the victims’ families, coordinating the involvement of additional resources required to stem the flow of hydrocarbons, including drilling rigs and personnel to drill relief wells and other operations as requested by the Unified Area Command, cooperating with the numerous federal, state, and local reviews and investigations into the incident, overseeing our internal investigation of the incident, and managing other demands stemming from these activities, in addition to performing their normal responsibilities.

As a direct consequence of the Macondo Incident, we were forced to revise our short-term business priorities and expand our focus to protect the immediate and long-term interests of our Company. In addition to the activities described above, we accomplished the following:

•                  maintained close contact with our customers in the Gulf of Mexico and elsewhere to keep them informed and to minimize any potential impact on our contract backlog;

•                  launched a proactive communication program with our employees to facilitate their continued engagement with the Company and to maintain their focus on running safe and efficient operations for our customers;

•                  conducted a thorough review of our safety protocols, including additional emphasis on safety training and drills for our offshore personnel;

•                  worked with our banks, insurers and other financial institutions to maintain our reputation as a credible investment grade organization; and

•                  lowered our Total Recordable Incident Rate (“TRIR”) and Total Potential Severity Rate (“TPSR”) statistics across the global fleet.

Consequently, we believe that we are well-positioned to execute on our long-term strategic objectives over the next several years.

Impact of Fiscal 2010 Business Results on Executive Compensation

As reflected in our compensation philosophy, we set the compensation of our executive officers, including the Named Executive Officers, based on their ability to achieve annual operational objectives that further our long-term business objectives and to create sustainable long-term shareholder value in a cost-effective manner. Accordingly, our fiscal 2010 compensation actions and decisions were based on our executives’ accomplishments in these areas. For fiscal 2010, the Committee took the following actions with respect to the compensation of our executive officers, including the Named Executive Officers:

•                  approved base salary adjustments averaging a 3.8% increase per individual, excluding the CEO, whose base salary reflected his promotion into the CEO role. The salary adjustments were intended to achieve closer alignment with our compensation philosophy of paying salaries in line with the median of the market;

•                  evaluated our performance as measured under the Performance Award and Cash Bonus Plan, which provides for cash awards based on our performance under safety, financial, newbuilds and enterprise resource planning objectives and, based on this evaluation, determined to pay cash performance awards for fiscal 2010 at 44.8% of the target bonus opportunity for each individual; and

•                  approved long-term incentive awards in the form of stock options and contingent deferred units with target values ranging from $1.2 million to $5.4 million designed to satisfy competitive market concerns and reward individual performance during fiscal 2010.

In addition, to address retention concerns with respect to individual Named Executive Officers, during fiscal 2010 the Committee made special one-time retention awards in the form of time-vested deferred units to certain Named Executive Officers.

In making cash performance awards for 2010, the Committee noted that, notwithstanding the near-term performance of our share price, the Named Executive Officers’ efforts had enabled the Company to maintain its financial flexibility during a challenging period, while, at the same time, positioning the Company for sustained growth in the future.

In assessing the reasonableness of the total direct compensation of the Named Executive Officers, particularly the compensation of our Chief Executive Officer, the Committee considered that the mix of compensation continues to provide a direct link to creating sustainable shareholder value, achieving our mission and business strategy, and advancing the other core principles of our compensation philosophy and objectives.

Chief Executive Officer Compensation

Effective March 1, 2010, Mr. Newman was appointed our Chief Executive Officer. In connection with his promotion, the Committee approved the following compensation package for Mr. Newman:

•                  an annual base salary of $900,000;

•                  a target annual cash bonus opportunity equal to 100% of his base salary; and

•                  a target long-term incentive compensation award with a value of $5.4 million.

Significant Corporate Governance Policies and Actions

We endeavor to maintain good governance standards in our executive compensation policies and practices. The following policies and practices were in effect in fiscal 2010:

The Committee is comprised solely of independent directors who, as noted elsewhere in this proxy statement, have established a means for communicating with shareholders regarding their executive compensation ideas and concerns.

•                  The Committee’s independent compensation consultant, Longnecker & Associates (“Longnecker”), is retained directly by the Committee and performs no other consulting or other services for us.

•                  The Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation-related risk profile.

•                  Our compensation philosophy and related governance features are complemented by several specific elements that are designed to align our executive compensation with long-term shareholder interests, including:

•                  Stock ownership requirements for our executive officers, including the Named Executive Officers. Each of the Named Executive Officers was in compliance with his or her required stock ownership level during fiscal 2010.

•                  A policy that prohibits any of our executive officers, including the Named Executive Officers, from holding derivative instruments tied to the Company’s shares, other than derivative instruments issued by us, such as our convertible notes.

•                  Effective in 2011, we stopped providing gross ups for social security (FICA) payments on perquisites, including the financial and tax planning assistance and club membership benefits that we provide to Named Executive Officers. This gross up was only provided to Named Executive Officers on the U.S. payroll. All Named Executive Officers continue to be covered by our tax protection program for expatriates assigned to Switzerland.

•                  With the retirement of Mr. Long in 2010 and planned retirement of Mr. Brown in 2011, we will no longer have any individual severance arrangement with any of the Named Executive Officers.

Executive Compensation Program—Guiding Principles and Objectives

The goal of our executive compensation program is to attract, motivate and retain talented individuals from within and outside of our highly competitive industry to be leaders in our Company. In designing and administering our executive compensation program, we are guided by two overarching principles:

We strive to align the interests of our executive officers with those of our shareholders by basing the compensation of our executive officers on corporate performance.

We believe that the total compensation offered to each of our executive officers should be substantially linked to our organizational success. By focusing our executive officers on appropriate measures of success, we seek to align their interests with the interests of our shareholders. Barring any unusual transactions, both the annual incentive compensation and the equity compensation that each of our executive officers ultimately receives each year is structured to be directly related to our success.

We strive to set the compensation of our executive officers at competitive levels.

We believe that our executive compensation program must be continuously monitored to ensure that we provide the opportunity for each of our executive officers to receive competitive compensation. The Committee annually reviews the total compensation and each component of compensation that may be paid or awarded to each of our executive officers and compares the total compensation and each component of compensation:

•                  internally for purposes of ensuring internal equity; and

•                  externally against the median amount paid to executive officers holding comparable positions at companies with whom we compete for executive talent.

We seek to maintain an overall compensation mix and compensation levels that are appropriate within our industry sector that provide a direct link to enhancing shareholder value, achieving our vision and business strategy, and advancing the other core principles of our compensation philosophy and objectives, including attracting, motivating and retaining the key talent needed to ensure the long-term success of our Company.

Within the framework of our compensation philosophy, we have developed executive compensation programs that are intended to achieve the following objectives:

•                  close alignment of both cash- and share-based reward opportunities with the interests of our shareholders as supported by our vision, strategic imperatives and compensation strategy;

•                  maintaining a pay-for-performance culture, including reward opportunities for exceeding specific annual and triennial goals;

•                  reasonable reward opportunities that are sufficiently competitive to attract, motivate and retain superior employees in key positions; and

•                  a connection between compensation and the attainment of goals that is clearly visible to the participants in our compensation programs.

Executive Compensation Program—Compensation-Setting Process

The Committee, the compensation consultant engaged by the Committee, other outside advisors, and members of our management are involved in designing and administering our executive compensation program.

Role of the Committee

The Committee is responsible for overseeing our executive compensation program. Specifically, the Committee is responsible for:

•                  reviewing and approving the compensation paid to and the benefits received by our executive officers and other officers at or above the Senior Vice President level;

•                  annually establishing focus areas for our Chief Executive Officer, annually evaluating our Chief Executive Officer’s performance in light of these focus areas (with the participation of our full Board of Directors), and setting our Chief Executive Officer’s compensation based on this evaluation and after reviewing data concerning the competitive market;

•                  establishing and administering our executive compensation plans and arrangements which provide benefits to our executive officers and other officers at or above the Senior Vice President level in accordance with the goals and objectives of our Company as established by the Board;

•                  considering and making recommendations to our Board of Directors concerning the existing executive compensation programs and changes to such programs;

•                  considering and approving executive employment and severance agreements or other contractual agreements that may be entered into with our executive officers (which shall not include “single-trigger” change-in-control agreements);

•                  reviewing and discussing this Compensation Discussion and Analysis with our management and, based upon such review and discussion, recommending to our Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for our annual meeting of shareholders; and

•                  assessing the risks associated with the Company’s compensation arrangements.

The Committee may delegate any of its powers or responsibilities to a subcommittee or subcommittees composed of one or more members of the Committee provided that the decisions of such subcommittee are presented to the full Committee at its next regularly scheduled meeting. Our Chief Executive Officer has been delegated authority to award restricted shares, restricted units and deferred units under our Company’s Long-Term Incentive Plan to recently hired employees, excluding our executive officers and other officers at or above the Senior Vice President level, not to exceed an aggregate of 100,000 shares per calendar year. The Committee has delegated to a subcommittee composed of its Chairman and an additional committee member the authority to approve interim compensation resulting from promotions, competitive realignment, or the hiring of new executive officers (excluding the Chief Executive Officer) between meetings of the Committee, including, but not limited to, establishing annual base salary, annual bonus targets, long-term incentive plan targets, and granting equity awards. The Committee is notified of compensation actions taken by our Chief Executive Officer or this subcommittee at the meeting following the date such actions are taken.

The Committee is composed solely of Board members who (a) are not employees of the Company, (b) meet the independence requirements of the New York Stock Exchange, and (c) meet the qualifications of outside directors under Section 162(m) of the U.S. Internal Revenue Code. The Committee currently consists of three directors: Edward R. Muller (Chairman), Martin B. McNamara and Robert M. Sprague. John L. Whitmire was the Chairman of the Committee until his resignation from the Board in June 2010.

The Compensation Consultant

To assist it in discharging its responsibilities, in August 2009 the Committee engaged Longnecker, an executive compensation consulting firm, to serve as the Committee’s compensation consultant.

In order not to impair the independence of the Committee’s compensation consultant or to create the appearance of such an impairment, in February 2009 the Committee adopted a policy that any compensation consultant to the Committee may not provide other services to our Company in excess of $100,000. Accordingly, neither Longnecker nor any of its affiliates provided the Company with any non-executive compensation consulting services in 2010.

Longnecker reports to and acts at the direction of the Committee. The Committee directs Longnecker, in the performance of its duties under its engagement, to provide certain guidance on an ongoing basis, including:

•                  expertise on compensation strategy and program design;

•                  information relating to the selection of our Company’s peer group (as described below);

•                  relevant market data and alternatives to consider when making compensation decisions;

•                  assistance in establishing and updating annual and long-term incentive guidelines;

•                  annual reviews of the total executive compensation program; and

•                  support and advice as the Committee conducts its analysis of and makes its decisions regarding executive compensation.

The Committee does not adopt all of Longnecker’s recommendations but uses its work as a reference in exercising its own judgment with respect to its own executive compensation actions and decisions.

The compensation consultant regularly participates in the meetings of the Committee and meets privately with the Committee at the Committee’s request. Our management provides input to the consultant but does not direct or oversee its activities with respect to our executive compensation program.

Other Advisors

From time to time, we engage other advisors to assist management and the Committee regarding executive compensation matters. Such advisors have included, among others, an outside corporate law firm to advise management and the Committee regarding various legal issues and an outside actuarial firm to evaluate benefits programs.

Role of Management

Our Chief Executive Officer annually reviews the competitive pay position and the performance of each member of senior management, other than himself. Our Chief Executive Officer’s conclusions and recommendations, including his conclusions and recommendations with respect to base salary adjustments and award amounts for the current fiscal year, and target annual award amounts for the next fiscal year, are presented to the Committee. The Committee makes all compensation decisions and approves all share-based awards for the Named Executive Officers, and other officers at or above the Senior Vice President level. The Committee may exercise its discretion in modifying any compensation adjustment or awards to any executive officer, including the ability to reduce or increase the payment amount for one or more components of such awards.

Executives in our Human Resource Department assist our Chief Executive Officer with his recommendations and, with the assistance of other officers and employees as needed, develop and present other recommendations regarding compensation to the Committee. The Vice President, Human Resources, and a member of our Legal Department regularly attend Committee meetings, and our Chief Executive Officer, other executive officers and our Chairman of the Board of Directors participate on an as-needed basis. Our executive officers and other employees participate in Committee discussions in an informational and advisory capacity and have no vote in the Committee’s decision-making process.

Our Board of Directors annually considers the performance of our Chief Executive Officer. The Committee determines all components of our Chief Executive Officer’s compensation. The Committee meets outside the presence of all of our executive officers to consider appropriate compensation for our Chief Executive Officer. For the other Named Executive Officers, the Committee meets outside the presence of all executive officers except our Chief Executive Officer and Vice President, Human Resources.

Peer Group

We compete for executive talent across many different sectors around the world. Our primary competitive market generally includes other companies in the energy industry (oil and gas companies, offshore drilling companies and other energy services companies). In making compensation decisions for the Named Executive Officers, each element of their total direct compensation is compared against published compensation data.

For 2010, we used a group of peer companies to compare each component of our executive compensation program to the competitive marketplace. This group (the “Peer Group”) was comprised of the following companies:

Anadarko Petroleum Corporation	Hess Corporation
Apache Corporation	Marathon Oil Corporation
Baker Hughes Incorporated	National-Oilwell Varco Inc.
Devon Energy Corporation	Noble Corporation
Diamond Offshore Drilling Inc.	Pride International, Inc.
ENSCO plc	Rowan Companies Inc.
EOG Resources, Inc.	Schlumberger Limited
Halliburton Company	Weatherford International Ltd.

The Peer Group or a smaller group may be used for performance comparisons as determined by the Committee. In August 2010, the Committee removed Smith International, Inc. from the Peer Group due to Smith International, Inc.’s merger with Schlumberger Limited.

Competitive Positioning

Generally, we set the target compensation for our executive officers, including the Named Executive Officers, at the market median to remain competitive and avoid contributing to the “ratcheting-up” of executive compensation that occurs when a large number of companies all target their executive compensation at above-median levels. In 2010, we determined the market median based on data from the Peer Group and market surveys analyzed by the compensation consultant, each weighted at 50%.

Our approach to setting executive compensation, which is periodically reviewed and updated by the Committee, is as follows:

Element	Targeted Position	Comments
Base Salary	Market median.	Individual circumstances can allow for certain positions to be above or below the median.

Annual Bonus	Opportunity to earn total cash compensation competitive with market, with upside/downside based on performance against financial and operating metrics.	Actual payout based on performance. Metrics include both financial and operational results that drive long-term value. Current award potential ranges from 0% to 200% of target.

Element	Targeted Position	Comments
Total Cash Compensation	Market median.

Target performance is intended to result in median total cash compensation. Superior performance will result in 75th percentile or higher total cash compensation. Below target performance will result in below median total cash compensation.

Long-Term Incentives (options, restricted shares and deferred units)	Market median.

Current practice is to award time-vested stock options, deferred units requiring continuous employment and fully contingent deferred units that vest based on total shareholder return compared to a group of companies we consider our performance peers. See “Long-Term Incentive Plan” for a description of this group. At median performance relative to this group of performance peers, we provide vesting of the contingent deferred units at target, and at upper quartile performance, the maximum contingent deferred unit award vests.

Total Direct Compensation	Market median.	Ability to earn above or below market median based on performance.

The data from the peer group is gathered based both on position (CEO, CFO and General Counsel) and according to pay rank for the highest-paid position, the second highest-paid position, and so forth. The Committee’s compensation consultant recommends this approach because of the variations in pay based on position and the need to ensure that a sufficient number of market matches exist for meaningful comparisons. The positions of Executive Vice President, Asset and Performance, and Executive Vice President, Global Business, are considered to be equivalent internally and are difficult to match based on position or role. Consequently, the data used to compare these positions is based on the median pay for all of the fourth- and fifth-ranked positions from the companies in the Peer Group. Data from the peer group analysis is combined with that of industry specific surveys to determine market ranges for each of our Named Executive Officers.

Each element of compensation and the total direct compensation for each of the Named Executive Officers is then compared to the estimated market median for his or her position.

In 2010, total direct compensation for the Named Executive Officer positions ranged from 29% below to 14% below the competitive market median, with an average of 21% below for the group. This range is due to a number of factors, including the fact that a number of our Named Executive Officers have not been in their positions for a long period of time, salaries falling below our median market target and the impact of the performance-based elements of our incentive compensation programs.

Compensation Program Design

The Committee has the responsibility of reviewing and approving the compensation paid to and the benefits received by our executive officers and other officers at or above the Senior Vice President level. When approving such compensation, the Committee can exercise its discretion as to the level and mix of compensation paid to each officer.  In exercising its discretion, the Committee reviews information, including Peer Group and other compensation survey information developed and provided by the compensation consultant, to determine the appropriate compensation levels and mix. Although we have no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term compensation, we have designed the components of our compensation programs so that, as an executive’s responsibility increases, his or her compensation mix is weighted more heavily toward performance-based and at-risk compensation and less heavily toward base salary, while at the same time remaining competitive at or near the market median for total direct compensation and with a mix that is similar to that of our peers. Any benefits or perquisites that an executive officer may receive are not considered for purposes of this analysis. We supplement performance-based and at-risk compensation with downside protection to minimize the turnover of executive talent and to ensure that our executives’ attention remains focused on the Company’s and our shareholders’ interests. Such downside protection includes, but is not limited to, severance benefits, as discussed in more detail below.

We believe that a lack of internal pay equity among our executive officers would be detrimental to morale and productivity, and, as a result, to advancing the Company’s and our shareholders’ interests. To that end, we have designed our compensation programs so that all executives participate in the same compensation programs that our Chief Executive Officer participates in and so that base salary and incentive reward opportunities are commensurate with the executives’ relative levels of responsibility within the Company.

We also consider total compensation when we design our compensation programs and determine compensation levels. We developed a thorough analysis of the total value of each Named Executive Officer’s entire compensation and benefits package. That analysis resulted in a total compensation “tally sheet” containing data on all elements of compensation and benefits, including retirement plan benefits, severance benefits and vested and unvested equity awards. The Committee annually reviews total compensation and considers it, along with the other factors noted above, when making compensation decisions. Based on its reviews of total compensation and such other factors, the Committee has concluded that the total compensation paid to the Company’s executive officers, including the Named Executive Officers, is reasonable for the related performance period. However, compensation practices and philosophy are an evolving practice and future changes may be made to take into account changed circumstances, practices, competitive environments and other factors.

Executive Compensation Program—Direct Compensation Elements

Base Salaries

We provide our executive officers, including the Named Executive Officers, with base salaries that provide them a minimum level of compensation for services rendered during the year. The base salaries of our executive officers are reviewed upon a promotion or other change in job responsibility, and they are also reviewed annually, both individually and relative to other executive officers. Base salary adjustments are made to reflect our desired position in the competitive market.

In February 2010, the Committee reviewed the base salaries of the Named Executive Officers. In connection with its review, the Committee considered recommendations from our Chief Executive Officer, competitive compensation information based on Peer Group and other survey data, the job responsibilities, performance, and expected future contributions of each executive officer, and our compensation philosophy and objectives. Considering input from Longnecker, the Committee concluded that, overall, our Named Executive Officers’ base salaries for 2010 fell below the market median.

As a result, effective February 16, 2010 for Messrs. Rosa, Brown and Bobillier and Ms. Richard, and March 1, 2010 for Mr. Newman, the Committee approved increases in base salary (or base salary reference) for these individuals to the following amounts:

Mr. Newman	$900,000
Mr. Rosa(1)	$450,000
Mr. Brown	$468,000
Mr. Bobillier(1)	$392,000
Ms. Richard	$355,000

(1)              Base salary reference is converted to CHF at the Company’s long-term exchange rate of 1.21 CHF to USD.

In connection with his appointment as Executive Vice President, Global Business, in August 2010, Mr. Toma’s annual base salary reference was increased to $380,000.

Changes in 2011

Effective February 10, 2011, the Committee approved increases in base salary for the Named Executive Officers to the following amounts, based on the assessment of the market data provided by the compensation consultant, and the Committee’s assessment of the continued progress of the Named Executive Officers in their respective roles:

Mr. Newman	$1,100,000
Mr. Rosa(1)	$500,000
Mr. Brown	$500,000
Mr. Bobillier(1)	$435,000
Mr. Toma(1)	$435,000

(1)              Base salary reference is converted to CHF at the Company’s long-term exchange rate of 1.21 CHF to USD.

Performance-Based Incentive Compensation

Our performance-based incentive compensation is delivered through two programs: our Performance Award and Cash Bonus Plan and our Long-Term Incentive Plan.

Performance Award and Cash Bonus Plan

Our Performance Award and Cash Bonus Plan (the “Bonus Plan”) is a goal-driven plan that provides participants, including the Named Executive Officers, with the opportunity to earn annual cash bonuses based on performance as measured against predetermined performance objectives. Individual target award levels, expressed as percentages of the participants’ base salaries, are established by the Committee at the beginning of the year. These individual target award opportunities range from 10% of base salary for the lowest level eligible participant to 100% of base salary for our Chief Executive Officer. The Committee may consider many factors when determining the actual bonus plan compensation for a given year, including its assessment of the appropriateness of the actual percentage of target. The target award opportunities under the Bonus Plan, when combined with base salaries, are intended to position the participants, on average, to earn total cash compensation approximating competitive market median levels. In addition, other performance levels above and below the target provide the opportunity for participants to earn total annual cash compensation above the competitive market median when above-target performance warrants, up to a designated maximum, or the possibility of earning total annual cash compensation below the median in cases of below-target performance.

For performance during the past five years (2006-2010), the Bonus Plan has paid out in excess of the target level one time and under the target level four times. Other than in 2007, when the bonus payout was impacted by change-in-control provisions triggered by our merger with GlobalSantaFe, the maximum payout level was not achieved during this five-year period. The Named Executive Officers’ average payout percentage over the past five years was 97% of the target award opportunity with the lowest payout of 0% in 2009 and the highest payout of 258% in 2007 under the provisions of a prior change-in-control policy. This policy was subsequently modified to limit payouts to 200% of the target award opportunity.

2010 Cash Bonus Plan

Under the 2010 Cash Bonus Plan, each Named Executive Officer had a potential payout range of 0% to 200% of his or her individual target award opportunity. In February 2010, the Committee also established a target bonus opportunity for 2010 for each of the Named Executive Officers, which is expressed as a percentage of base salary, as follows:

Mr. Newman	100%
Mr. Rosa	75%
Mr. Brown	65%
Mr. Bobillier	75%
Mr. Toma	60%
Ms. Richard	60%

In connection with his appointment as Executive Vice President, Global Business, in August 2010, Mr. Toma’s bonus opportunity was increased to 75%.

Performance Measures.    When determining the actual bonus plan compensation under the 2010 Bonus Plan, the Committee considered the results of the five performance measures identified below, as well as the performance of our senior executive officers following the challenging circumstances that have resulted from the Macondo Incident:

•                  Safety Performance (25%);

•                  Total Recordable Incident Rate (“TRIR”)

•                  Total Potential Severity Rate (“TPSR”)

•                  Cash Flow Value Added (“CFVA”) relative to our annual budget (50%);

•                  Newbuilds (10%); and

•                  Enterprise Resource Planning (15%).

The calculation for each measure was interpolated relative to threshold, target and maximum amounts based on actual results.

The 2009 Bonus Plan included several performance measures that were not included in the 2010 Bonus Plan. The overhead cost metric, which was based on actual performance of managing overhead costs against the Company’s 2009 budgeted amount, was included in the 2009 Bonus Plan to specifically ensure that overhead costs were matched to the reduction in market activity seen in 2009. The lost revenue metric, which was based on the 2009 budget and out-of-service days of specific projects, was not included in the 2010 Bonus Plan as the effect of the lost revenue metric is embedded in the overall CFVA performance measure. The weight of the CFVA metric was increased from 30% for the 2009 Bonus Plan to 50% for the 2010 Bonus Plan to ensure that financial performance still accounted for 50% of the total bonus outcome. Additionally, the high-potential dropped objects (“HPDO”) component of the Safety Performance metric was removed for the 2010 Bonus Plan, as the impact of HPDOs is already included in the determination of TPSR.

Safety Performance.    Our business involves numerous operating hazards and we remain committed to protecting our employees, our property and the environment. Our ultimate goal is expressed in our Safety Vision of “an incident-free workplace—all the time, everywhere.” The Committee sets our safety performance targets at levels each year that motivate our employees to continually improve our safety performance toward this ultimate goal. Twenty-five percent of the total award opportunity is based on the overall safety metric.

The Committee measures our safety performance through a combination of our total recordable incident rate (“TRIR”) and total potential severity rate (“TPSR”) and each component makes up 50% of the overall safety performance metric. For historical purposes, our safety statistics for the last three calendar years are as follows:

Year	TRIR	TPSR	Fatalities
2008	0.86	34.0	2
2009	0.77	41.5	4
2010	0.74	35.4	9

Total Recordable Incident Rate (“TRIR”)

TRIR is a safety performance metric recognized by the U.S. Occupational Safety & Health Administration and is used by companies across an array of different industries. We calculate TRIR based upon the guidelines set forth by the International Association of Drilling Contractors (the “IADC”), an industry group for the drilling industry. The IADC methodology calculates TRIR by taking the aggregate number of occurrences of work related injuries or illnesses that result in any of the following: (i) death, (ii) a physician or licensed health care professional recommending days away from work due to the injury or illness, (iii) an employee not being able to perform all of his or her routine job functions (but not resulting in days away from work), or (iv) any other medical care or treatment beyond minor first aid. The TRIR is the number of such occurrences for every 200,000 employee hours worked.

The Committee set our TRIR target for 2010 at 0.73, which would represent a 5% improvement over 2009 actual results. Values above and below this target were calculated in accordance with the chart below, with outcomes falling in between two thresholds interpolated on a straight-line basis between the two thresholds:

TRIR Outcome In Relation to Target	Bonus Payout Result For This Metric
20% Improvement	200%
10% Improvement	150%
Target	100%
10% Deterioration	75%
20% Deterioration	50%

Any TRIR outcome representing a deterioration of more than 20% as compared to the target would result in a 0% bonus payout for the TRIR metric. Our TRIR outcome for 2010 was 0.74, which was less than the “Target” threshold, but exceeded the “10% Deterioration” threshold. This would have resulted in a formulaic bonus payout for the TRIR metric of 95.2%. However, as discussed below, the Committee used its discretion to assign a 0% payout for the TRIR component of the safety performance metric for the 2010 Cash Bonus Plan.

Total Potential Severity Rate (“TPSR”)

TPSR is an internally developed safety measure that we utilize to capture the potential severity of incidents over a period of time. TPSR is calculated by taking the sum of all potential severity values assigned to incidents, multiplying that number by 200,000, then dividing that number by total employee hours worked. After the occurrence of an incident, the manager or managers responsible for the drilling unit or onshore facility where the incident took place complete an incident report that assigns a severity value to the incident and the Company has an oversight and review process of these determinations by the manager or managers. The severity value is derived by inputting data into our severity calculator. For instance, for dropped objects, the height from which the item was dropped and the weight of the object are inputs into the severity calculator.

We began tracking TPSR in 2007; however, our internal methodology for calculating TPSR changed beginning in 2009 such that we began to exclude the consideration of mitigating factors. For example, if TPSR for 2008 had been calculated without giving effect to the use of such mitigating factors, the TPSR for 2008 would have been 43.5 instead of 34.0.

Based on the potential severity of the incident, a severity value is assigned to the incident as follows:

Potential Severity	Severity Value
Requires Minor First Aid	1
Medical Treatment Only	3
Recordable Work/Transfer Case	5
Lost Time Incidents less than 6 months	7
Lost Time Incidents greater than 6 months	15
Fatality	30

In calculating TPSR for the 40.4 million total fleetwide hours worked in 2010, there was an aggregate severity value of 7,133 assigned to incidents occurring in 2010, resulting in a fleetwide TPSR of 35.4. On a rig by rig basis, TPSR outcomes in 2010 ranged from a low of zero to a high of 677.7.

The Committee set our TPSR target for 2010 at 38.0, which is the same as the target set in 2009 when actual results fell short of the 2009 Cash Bonus Plan target by 9.6%. Values above and below this target were calculated in accordance with the chart below, with outcomes falling in between two thresholds interpolated on a straight-line basis between the two thresholds:

TPSR Outcome In Relation to Target	Bonus Payout Result For This Metric
20% Improvement	200%
10% Improvement	150%
Target	100%
10% Deterioration	75%
20% Deterioration	50%

Any TPSR outcome representing a deterioration of more than 20% as compared to the target would result in a 0% bonus payout for the TPSR metric.

Our TPSR outcome for 2010 was 35.4, which exceeded the “Target” threshold, but was less than the “10% Improvement” threshold. This resulted in a bonus payout for the TPSR metric of 134.8%.

The TRIR and TPSR outcomes together resulted in a formulaic payout percentage of 115% for the safety performance measure for 2010. For the determination of the 2010 Bonus Plan award amounts for the Named Executive Officers, our Chief Executive Officer made a recommendation to the Committee that the portion of such bonus related to the Company’s TRIR performance should be adjusted to a 0% payout. The Committee has discretion to override the formulaic payouts associated with any performance measure, including the safety performance measure or its individual subcomponents. In 2008 and 2009, the Committee exercised this discretion by reducing or eliminating the bonus payouts associated with the safety performance measure to reinforce the Company’s commitment to and further underscore the importance of continuous improvement in safety performance. In 2008, the Committee exercised its discretionary authority based largely on the occurrence of fatalities and assigned a 0% payout otherwise payable under the safety performance metric of the 2008 Cash Bonus Plan. This adjustment resulted in actual bonus compensation for the Named Executive Officers of an average of 87.4% of the target. In 2009, the occurrence of and narrow timeframe between fatalities in four different operating regions around the world prompted the Committee to exercise its discretionary authority by awarding a 0% payout on the entire bonus amount otherwise payable to the Named Executive Officers under the 2009 Cash Bonus Plan.

After discussion, due to the fatalities that occurred as a result of the Macondo Incident, the Committee exercised its discretionary authority to assign a 0% payout to the TRIR component of the safety performance metric and a 134% payout to the TPSR component of the safety performance metric. After the application of this discretionary over-ride, the total payout for the safety performance metric of the 2010 Cash Bonus Plan was 67.4% of the target award amounts for the Named Executive Officers. This adjustment resulted in actual bonus compensation for the Named Executive Officers of 44.8% of the target.

Cash Flow Value Added (“CFVA”).    Fifty percent of the target award opportunity for each Named Executive Officer under the 2010 Bonus Plan was based upon our achievement of CFVA based on a sliding scale that measures our CFVA performance for 2010 relative to our annual budget.

CFVA is equal to Net Income (Loss) before Extraordinary Items,

Plus:	Depreciation Expense,
Plus (Minus):	Net Interest (Income) Expense,
Plus (Minus):	(Gain) Loss, net of tax, on Debt Retirement or Asset Sales, Dispositions or Impairments,
Plus (Minus):	Other Unusual Items, net of tax,
Plus (Minus):	Unusual Tax Items,
Plus:	Expenditures related to Approved Long-Term Investments,
Minus:	Overhead Allocations,
Minus:	Charge for Average Capital (Weighted Average Cost of Capital multiplied by Average Capital).

Where Average Capital is equal to Total Equity,

Plus:	Total Long-Term Debt (Book Value),
Minus:	Cash and Cash Equivalents,
Minus:	Goodwill,
Plus:	Capitalized Lease Obligations under GAAP (Short and Long Term),
Minus:	Net Book Value of Fixed Assets,
Plus:	Fair Market Value of Fleet (excluding newbuilds),
Plus:	Incremental Capital Expenditures during the Year,
Minus:	Capital Expenditures related to Newbuilds and other Approved Long-Term Investments.

The Committee set a CFVA target of $1.05 billion, which would result in participants receiving a full payout of the target bonus amount for achieving this performance measure. In the event the CFVA was less than $750 million, there would be no payout for this performance measure. If the CFVA was equal to or exceeded $1.6 billion, the payout would be the maximum of 200% of the target bonus amount for this performance measure. If the CFVA fell between these amounts, the payout percentage would be interpolated on a modified straight line basis that includes no significant acceleration or flattening between data points. The Committee believes that CFVA helps give the Named Executive Officers a clearer picture of their contribution to the profitability and share price of the Company and reflects whether or not operations exceed the expectations of the shareholders and our Board of Directors.

For 2010, CFVA was $226 million, which resulted in a payout of 0% of the target bonus amount for this performance measure.

Newbuilds.    The Committee, recognizing the value of providing additional incentive to our executive officers to continue to focus on financial and operational discipline in the delivery of certain newbuilds during 2010, included the newbuilds performance measure. The newbuilds performance measure is based on capital expenditures net of field operating contribution, which is the revenue generated by a rig less the expenses incurred by that rig over a given period. The Committee set the bonus amounts for this performance metric in accordance with the following scale:

Newbuilds Performance Measure	Payout
less than or equal to $627 million	200%
less than or equal to $654 million	150%
less than or equal to $685 million	100%
less than or equal to $716 million	50%
greater than or equal to $747 million	0%

For 2010, the newbuilds performance measure was $792.6 million, which resulted in a payout of 0% of the target bonus amount for this performance measure.

Enterprise Resource Planning.    The Committee, recognizing the importance of the successful implementation of the Company’s enterprise resource planning system (“ERP”), which is designed to streamline the management of core information, processes and functions of the Company from shared data stores, added it as a performance measure for 2010.

The Committee has measured our implementation of the enterprise resource planning system through a combination of measuring the completion of employee training compliance at the time the system is rolled out (a critical factor to an effective launch), the timing of the roll out and the achievement of a targeted system “up-time” following the roll out.

Training compliance comprises 46% of this metric (7% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

Training compliance	Payout
greater than or equal to 98%	200%
greater than or equal to 90%	150%
greater than or equal to 80%	100%
greater than or equal to 75%	50%
less than or equal to 70%	0%

Timing of the system roll out comprises 27% of this metric (4% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

Month of system roll out	Payout
April 2010	150%
May 2010	100%
June 2010	50%
After July 31, 2010	0%

System “up-time” following the roll out comprises 27% of this metric (4% out of the 15% total ERP performance component). The Committee set the bonus amounts for this element of the metric in accordance with the following scale:

System “up-time” following the roll out	Payout
greater than or equal to 99.5%	200%
greater than or equal to 99%	150%
greater than or equal to 98%	100%
greater than or equal to 95%	50%
less than or equal to 90%	0%

Results for each element of this performance metric were interpolated on a straight line based for performance levels between the outcomes provided above. The enterprise resource planning system was officially rolled out in April 2010, the Company achieved training compliance of 98%, and the system “up-time” in 2010 following the roll out was 99.5%. This combination of outcomes resulted in a payout percentage of 173% of the target bonus amount for this performance measure for 2010.

Actual Bonus Plan Compensation for 2010.    Based on the performance measures described above and taking into account the Committee’s decision to override the TRIR Safety metric to 0% payout as well as its discretion to consider other factors, each of our Named Executive Officers received 44.8% of his or her targeted bonus compensation opportunity in 2010.

In recognition of the outstanding achievement by Mr. Brown in leading the response to the unprecedented challenges the Company faced subsequent to the Macondo Incident, in February 2011 the Committee awarded Mr. Brown an additional cash bonus of $75,000.

Changes for 2011

The Committee has determined the performance measures comprising the Bonus Plan for 2011. The Committee retained the safety performance and cash flow value added measures. The Committee added corporate performance measures specific to achieving targeted performance levels in our three focus areas: customer focus, people focus and execution. Actual performance will be assessed by the Committee against achievement of specific objectives in each focus area relative to defined targets. The weighting of each component of the target bonus award for 2011 is as follows: safety performance (25%), cash flow value added performance (50%) and corporate performance objectives specific to achieving our strategic imperatives in the areas of customer focus, people focus and execution (25%).

In February 2011, the Committee also established the target bonus opportunities for 2011 for each of our Named Executive Officers (other than Mr. Long and Ms. Richard), which is expressed as a percentage of base salary, and based on an assessment of the market data provided by the consultant, as follows:

Mr. Newman	100%
Mr. Rosa	75%
Mr. Brown	75%
Mr. Bobillier	75%
Mr. Toma	75%

Long-Term Incentive Plan

Under the Long-Term Incentive Plan of Transocean Ltd. (the “LTIP”), the Committee can design cash and share-based incentive compensation programs to incentivize superior performance and the achievement of corporate goals by employees and others who provide key services to us in order to promote the growth of shareholder value and retain key talent by providing such individuals with opportunities to participate in the long-term growth and profitability of the Company.

Under the LTIP, the Committee may grant participants restricted shares, deferred units, stock options, share appreciation rights, cash awards, performance awards, or any combination of the foregoing. In granting these awards, the Committee may establish any conditions or restrictions it deems appropriate.

The LTIP awards for all executive officers are granted annually at the Committee’s February meeting at which the Committee also reviews and determines each Named Executive Officer’s base salary and non-equity incentive plan compensation opportunity. The grant date for such awards is set on the date of the February meeting except as otherwise described below. The

Committee sets award grants in February in order to consider all elements of compensation at the same time and to more closely align grant dates and the beginning of performance cycles. Our executive officers have no role in setting the grant date for any awards to our Named Executive Officers under our LTIP. The only exceptions to this timing policy are one-time sign-on awards or awards for a significant promotion, which are made at the time of such events, and in certain instances where deemed appropriate, special retention awards approved by the Committee on the date of other meetings of the Committee during the year. In determining the target value for LTIP awards made to the Named Executive Officers, the Committee considers competitive compensation information based on proxy and survey data, internal equity and, at times, individual performance of the executive officer.

The annual long-term incentive awards granted for each of the Named Executive Officers in 2010 were as follows:

Mr. Newman	$5,400,000
Mr. Rosa	$1,500,000
Mr. Brown	$1,500,000
Mr. Bobillier	$1,500,000
Mr. Toma	$1,200,000
Ms. Richard	$1,200,000

2010 Stock Option Awards

Nonqualified stock options were granted to all executive officers, including the Named Executive Officers, as part of the 2010 annual long-term incentive grants, which were made in February 2010. Options were granted with an exercise price equal to the closing market price of the Company’s shares on February 18, 2010, or $83.32, with a three-year vesting schedule (ratably one-third each year) and a ten-year term. When determining the number of stock options to grant to senior management in the 2010 annual grant, the Committee established the target value for the employee’s total long-term incentive awards, took one-half of the total target value and allocated that to stock options, and then divided the total target value for stock options by the estimated Black Scholes Merton value per option to determine the actual number of options to be granted.

2010 Contingent Deferred Units

Contingent Deferred Units (“CDUs”) were granted to all executive officers, including the Named Executive Officers, as part of the Company’s 2010 annual long-term incentive grants. Each CDU represents one share. Each CDU granted in 2010 has a three-year performance cycle of January 1, 2010 through December 31, 2012. The number of CDUs earned by a Named Executive Officer will be based on the total shareholder return of the Company and 11 of the Company’s performance peers, 10 of which are in the Peer Group: Baker Hughes Incorporated, Diamond

Offshore Drilling Inc., Ensco plc, Halliburton Company, Nabors Industries Ltd., National-Oilwell Varco Inc., Noble Corporation, Pride International, Inc., Rowan Companies Inc., Schlumberger Limited and Weatherford International Ltd. (collectively, the “Performance Peer Group”).

The Performance Peer Group was initially determined by the Committee based on information provided by a prior compensation consultant regarding the historical total shareholder return of the companies in the Performance Peer Group relative to the Company. The companies in the Peer Group with historical total shareholder returns closest to the Company’s were selected for inclusion in the Performance Peer Group, along with Nabors Industries Ltd., which, while no longer included in the Peer Group, is still considered by the Committee to be a peer of the Company from a total shareholder returns standpoint. Prior to August 2010, Smith International, Inc. was included in the Performance Peer Group, but due to Smith International, Inc.’s merger with Schlumberger Limited, the Committee removed Smith International, Inc. from the Performance Peer Group.

Total shareholder return through the performance cycle is based on the comparison of the average closing share price for the 30 consecutive business days prior to the start of the performance cycle and the average closing share price for the last 30 consecutive business days in the performance cycle for the Company and each of the companies in the Performance Peer Group. The companies are then ranked according to percentage of improvement/deterioration in share price, adjusted for dividends. The number of CDUs the Named Executive Officer may earn is determined based on the Company’s percentile rank among the companies in the Performance Peer Group.

For the current Performance Peer Group, threshold performance is total shareholder return equal to or above the 25th percentile of the Performance Peer Group, at which 25% of the target award earned. Performance below the 25th percentile results in no awards being earned. Target performance is equal to or above the median of the Performance Peer Group, at which 100% of the target award is earned. At maximum performance, which is considered to be at or above the 75th percentile of the Performance Peer Group, 175% of the target award is earned. Upon vesting, each CDU, together with a cash payment equal to any dividends accrued during the performance cycle for earned and vested shares, will be distributed to the Named Executive Officer. The target value of the 2010 CDU grants to each of the Named Executive Officers was one-half of such officer’s total 2010 long-term incentive award target value.

In February 2011, the Committee determined the final value of the 2008 CDU grants, which were based on total shareholder return relative to the Performance Peer Group for the performance period beginning January 1, 2008 through December 31, 2010. For this period, the total shareholder return fell below the 25th percentile of the Performance Peer Group, which resulted in a determination that no deferred units would be earned for the 2008 CDU grants.

Special Retention Awards

In February and November 2010, recognizing the need for an additional mechanism to ensure the Company is able to retain key executives, the Committee approved special retention awards to certain officers. The Committee structured the awards using equity to promote alignment of employee interests with the interests of the Company’s shareholders. Mr. Brown received an award in February 2010 that was intended to engage him in facilitating and ensuring a smooth transition for the new CEO. Messrs. Bobillier, Rosa and Toma received awards in November 2010 that were intended to address competitive market pressures and ensure stability in the executive leadership team for the future.

Mr. Brown was granted 8,103 time-vested deferred units, Messrs. Bobillier and Toma were each granted 9,412 time-vested deferred units and Mr. Rosa was granted 12,549 time-vested deferred units. The number of deferred units granted to Mr. Brown was based on a target award of $700,000 divided by the average of the closing market price of the Company’s shares on the NYSE for the last 30 consecutive trading days prior to February 1, 2010, or $87.36. The number of deferred units granted to Messrs. Bobillier and Toma was based on a target award of $600,000 divided by the average of the closing market price of the Company’s shares for the last 30 consecutive trading days prior to October 29, 2010, or $63.75. The number of deferred units granted to Mr. Rosa was based on a target award of $800,000 divided by the same factor, or $63.75. The deferred units vest in one-third increments over a three-year period on the anniversary of the date of grant.

Changes for 2011

In May 2010, the Committee determined that LTIP awards to the executive officers would, going forward, include an evenly-weighted mix of time-vested stock options, fully contingent deferred units and time-vested deferred units, with the actual percentages of each type included in the award to be determined at the time of each grant.

In February 2011, the Committee determined that the terms and conditions of the time-vested stock option awards and time-vested deferred units would remain unchanged from the previous year and that Seadrill Limited would be added to the Performance Peer Group for the fully contingent deferred unit awards. The Committee approved the grants of such awards to the Named Executive Officers. The target LTIP award for 2011 for each of our Named Executive Officers (other than Mr. Long, Ms. Richard and Mr. Brown), is as follows:

Mr. Newman	$6,600,000
Mr. Rosa	$1,500,000
Mr. Bobillier	$1,500,000
Mr. Toma	$1,500,000

Compensation Related to Former Executive Officers

Acceleration of Mr. Long’s Equity Awards Upon Retirement

On February 22, 2010, the Committee approved the acceleration of the vesting of all stock options and time-vested restricted share awards held by Mr. Long upon his retirement as our Chief Executive Officer and a member of our Board of Directors on February 28, 2010, such that the awards vested upon his retirement and were exercisable pursuant to the original terms of such awards. In addition, the Committee approved a modification of the performance-based contingent deferred units held by Mr. Long at retirement such that he became eligible to receive the entire amount of the units that he would have earned over the three-year performance cycle for the units, instead of a pro rata portion for the period he was actively employed. The ultimate award he receives will be based on his original target performance award modified by the Committee’s determination of the Company’s relative total shareholder return performance at the conclusion of the applicable performance cycle.

The details of Mr. Long’s post-employment compensation are more fully described in the section “Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Separation with Ms. Richard

Ms. Richard resigned from the Company effective May 31, 2010. The Company entered into a severance agreement with Ms. Richard, the details of which are more fully described in the section “Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Executive Compensation Program—Health, Welfare and Other Benefits

Health Benefits

We provide our Named Executive Officers with health, welfare and other benefits that we believe are reasonable and consistent with our overall compensation program. The Named Executive Officers participate in a variety of health and welfare and paid time-off benefits, as well as in the savings and retirement plans described below, all of which are designed to enable us to attract and retain our workforce in a competitive marketplace. The Named Executive Officers’ medical and dental benefits for themselves and their dependents are provided through our self-funded Health Care Plan for employees on the same basis as other employees.

We also provide each of our executive officers on the U.S. payroll, including the Named Executive Officers, a life insurance benefit equal to four times covered annual earnings, capped at a maximum of $1 million. Each of our executive officers may purchase at his or her own expense an additional amount of life insurance equal to one to three times his or her covered annual earnings, capped at a maximum of $500,000. The combined total of life insurance that we offer our executive officers is limited to $1,500,000. A similar level of coverage is provided to executive officers on the Swiss Franc payroll.

We also provide for the continuation of base pay at the onset of illness or injury to eligible employees who are unable to perform their assigned duties due to a non-occupational personal illness or injury. Pay continuation is based on a monthly base salary, exclusive of annual incentive plan compensation or other extraordinary pay.

Retirement Savings Plan

Our U.S. Savings Plan is a tax-qualified defined contribution retirement savings plan in which all of our U.S. employees (citizens and tax residents), including the Named Executive Officers (other than Messrs. Rosa, Bobillier and Toma, who are not U.S. citizens or tax residents), are eligible to contribute up to 50% of their annual base salary up to the prescribed Internal Revenue Code annual limit ($16,500 in 2010) on a pre-tax basis or after-tax basis (if participating in the Roth 401(k)). Subject to the limitations set forth in Sections 401(a)(17), 401(m) and 415 of the Internal Revenue Code, our Company matches in cash on a pre-tax basis 100% of the first 6% of eligible base pay that is contributed to the plan by a participating employee. Participants age 50 and older, including the Named Executive Officers who are older than 50, may also make additional “catch-up” contributions on a pre-tax and/or Roth after-tax basis each year, up to the prescribed Internal Revenue Code annual limit ($5,500 in 2010). Catch-up contributions are not matched by the Company.

Withdrawals from the U.S. Savings Plan made by an employee who is less than 59 1/2 years of age may be subject to a 10% penalty tax.

Pension Equalization Plan

Effective January 1, 2009, the legacy GlobalSantaFe Pension Equalization Plan and the legacy Transocean Supplemental Retirement Plan were merged into the Transocean Pension Equalization Plan (the “PEP”), a non-qualified, non-contributory, defined-benefit plan. To the extent the annual income of an eligible employee, including the Named Executive Officers, exceeds either the annual income limitations or the annual benefit limitations imposed by the Internal Revenue Code for purposes of calculating eligible remuneration under a qualified retirement plan (income is limited to $245,000 in 2010 and benefits are limited to $195,000 in 2010), any pension benefits attributable to such difference are paid in a lump sum from general assets. The formula used to calculate benefits under the PEP is the same as that used under the U.S. Retirement Plan. The lump-sum equivalent of the accrued benefit of certain individuals as of December 31, 2008 attributable to the legacy Transocean Supplemental Retirement Plan is calculated using the interest rate in the legacy Transocean Supplemental Retirement Plan, which was the annual interest rate equal to the yield on a new 7-12 year AA-rated general obligation tax-exempt bond as determined by Merrill Lynch & Co. (or its affiliates) and published in The

Wall Street Journal.

Transocean Management Ltd. Pension Plan

We maintain the Transocean Management Ltd. Pension Plan, a nonqualified, defined contribution plan, for our non-U.S. citizen employees who relocate to Switzerland. Messrs. Rosa, Bobillier and Toma were the only Named Executive Officers in fiscal 2010 who participated in this plan. The plan is funded through cash contributions by us as a percentage of compensation along with contributions by employees. Mandatory contributions by the employees are 6% of pensionable salary. Additional voluntary contributions are permitted but these contributions do no generate any additional match by the Company. Current Company contribution levels are as follows:

Age	Company Match
24	10%
34	12%
44	14%
54	16%

Contributions are based on a participant’s annual salary. Regular retirement age under the plan is age 65 for men and 64 for women, as is customary in Switzerland.

Redomestication Benefits

Each of our executive officers who relocates to our principal executive offices in Switzerland is provided the following allowances and reimbursements:

•                  a relocation package for such executive officer that includes, among other things, a lump sum relocation allowance equal to $30,000; temporary housing in Switzerland for up to six months; and standard outbound services, including a “house hunting” trip, tax preparation and financial planning services, home sales assistance, shipment of personal effects and other relocation costs;

•                  a housing allowance of 11,000 to 14,000 Swiss francs per month, for five years;

•                  a car allowance of 1,000 Swiss francs per month, for five years;

•                  a cost of living allowance of 15% of base salary, for five years, capped at a maximum of $75,000 per year;

•                  reimbursement or payment of school fees for eligible dependents under age 19; and

•                  a home leave allowance equivalent to a full-fare economy round-trip ticket for the executive officer, spouse and qualifying dependents back to their point of origin which, on average, equates to approximately $27,000 per year per executive officer and will continue for five years.

The amounts presented above are expected to be reviewed on an annual basis and may be adjusted based on market conditions. In addition, following the expiration of the five-year period, any or all of the foregoing allowances and reimbursements may be amended, terminated, modified and new allowances and reimbursements may be added.

We provide tax equalization to the executive officers on the U.S. payroll so that their tax liability will be equal to their “stay at home” tax liability with respect to their base salary, annual bonus and incentive plan awards. Non-U.S. employees may choose, as an alternative to this U.S. tax equalization program, to be personally responsible for Swiss taxes on their base salary, annual bonus and incentive plan awards. The allowances and reimbursements outlined above are grossed up to cover Swiss taxes and social security payments. Each of the executive officers is fully reimbursed for any obligation such executive officer may have to pay Swiss wealth tax.

Perquisites and Other Personal Benefits

Each of our Named Executive Officers may receive each year as a perquisite up to $5,000 in financial planning and tax assistance. Each of our Named Executive Officers may also receive a club membership benefit. Historically, we have also provided a social security tax (FICA) gross up for these perquisites. Effective in 2011, we stopped providing gross ups for FICA payments on perquisites, including the financial and tax planning assistance and club membership benefits that we provide to Named Executive Officers. This gross up was only provided to Named Executive Officers on the U.S. payroll. All Named Executive Officers continue to be covered by our tax protection program for expatriates assigned to Switzerland. The amount of these perquisites that each of our Named Executive Officers actually received in 2010 was taxable to the executive officer in 2010. Each of our Named Executive Officers is eligible for a Company paid annual physical exam.

The Committee annually reviews the nature and amount of the perquisites and other personal benefits provided to each of our executive officers to ensure that such perquisites are reasonable and competitive with industry practice.

Executive Compensation Program—Post-Employment Compensation

Retirement Plans

Our senior executives, including the Named Executive Officers, participate in one or more of the following retirement plans.

U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified defined benefit pension plan funded through cash contributions made by us based on actuarial valuations and regulatory requirements. The purpose of the plan is to provide post-retirement income benefits to our U.S. employees (U.S. citizens and tax residents) in recognition of their long-term service to us. Employees working for the Company in the U.S. are fully vested after five continuous years of employment or upon reaching age 65. Benefits available to our Named Executive Officers are no greater than those offered to non-executive participants. Employees earn the right to receive an unreduced benefit upon retirement at age 65 or older, or a reduced benefit upon early retirement (age 55). The plan was amended effective January 1, 2009 to eliminate the 30 year lifetime cap on credited service.

International Retirement Plan

The International Retirement Plan is a nonqualified, defined contribution plan for non-U.S. citizen employees who accept international assignments and have completed at least one full calendar month of service. The plan is funded through cash contributions by us as a percentage of compensation along with voluntary contributions by employees, which are limited to 15% of the employee’s base salary. For more information on this plan, including current Company contribution levels, please read, “Executive Compensation—Pension Benefits for Fiscal Year 2010—Transocean International Retirement Plan.”

Severance and Change-of-Control Arrangements

We believe that the competitive marketplace for executive talent and our desire to retain our executive officers require us to provide our executive officers with a severance package. Each of our executive officers only receives a severance package in the event we choose to terminate the executive officer at our convenience. Currently, all Named Executive Officers are covered under our executive severance benefit policy, which provides for specified payments and benefits in the event of a termination at our convenience. A convenience-of-company termination occurs when determined by the Committee in its sole discretion. Under a convenience-of-company termination, in addition to compensation and benefits accrued up to the point of termination, an executive officer would receive each of the following:

•                  a pro rata share of that year’s targeted non-equity incentive plan compensation, as determined by the Committee;

•                  a cash severance payment equal to one year base salary;

•                  all outstanding awards granted under our LTIP would be treated under the convenience-of-company termination provisions as provided for in the award documents and more fully described under “Executive Compensation—Potential Payments Upon Termination or Change of Control”; and

•                  outplacement services not to exceed 5% of the base salary of the executive officer.

We also believe that the interests of our shareholders are served by a limited executive change of control severance policy, as well as by the change-of-control provisions included in our Performance Award and Cash Bonus Plan and Long-Term Incentive Plan, for certain executive officers who would be integral to the success of, and are most likely to be impacted by, a change of control. An executive officer who receives benefits under our executive change of control policy was not eligible to receive the severance benefit payable pursuant to the Transocean Executive Severance Policy, which is described below. An executive officer is only eligible to receive benefits under our executive change of control severance policy if we choose to terminate the executive officer or the executive officer resigns for good reason following the change of control. Mr. Brown, who is retiring in 2011, is the only executive officer covered under our executive change of control severance policy. This policy provides that individuals who, within 24 months after a change of control, are terminated without cause (as defined in the policy) or leave us for good reason (as defined in the policy) will receive, in addition to compensation and benefits accrued up to the point of termination, the following:

•                  a pro rata share of that year’s target bonus, as determined by the Committee;

•                  a lump-sum cash severance payment equal to 2.99 times the sum of base salary and targeted award level under the Bonus Plan for such executive officer;

•                  all outstanding LTIP awards will be treated under the convenience-of-company termination provisions as provided for in the award documents and more fully described in the accompanying “Executive Compensation—Potential Payments Upon Termination or Change of Control”;

•                  outplacement services not to exceed 5% of the base salary of the executive;

•                  an additional payment to cover excise taxes imposed under Section 4999 of the Internal Revenue Code on excess parachute payments or under similar state or local law if the amount of payments and benefits subject to these taxes exceeds 110% of the safe harbor amount that would not subject the employee to these excise taxes; provided, however, that if the amount of payments and benefits subject to these taxes is less than 110% of the safe harbor amount, payments and benefits subject to these taxes would be reduced or eliminated to equal the safe harbor amount;

•                  for purposes of calculating the executive officer’s benefit under the PEP, the executive officer will be assumed to have three additional years of age and service credits for vesting and accrual and the executive’s employment will be deemed to have continued for three years following termination at the then-current annual base salary and target bonus; and

•                  other benefits consistent with severance practices for non-executive employees.

All of our executives were eligible to receive benefits under the Executive Severance Policy for the full plan period. Each would have received the following benefits in the event of an involuntary termination under the terms of the Executive Severance Policy:

•                  a pro rata share of that year’s targeted award level under the Bonus Plan for such executive officer, as determined by the Committee;

•                  a cash severance benefit equal to one year of base salary;

•                  all outstanding awards granted under our LTIP would be treated under the convenience-of-company termination provisions as provided for in the award documents (2009 vested options would remain exercisable until the earlier of (1) 60 days following the termination date and (2) the expiration date of those options; 2008 vested options would remain exercisable through the expiration date of those options; unvested options would be forfeited, and the executive would be entitled to a pro-rata portion of the earned CDUs for the period the executive was actively employed);

•                  continued medical and dental coverage (including dependents) at the active employee rate beginning on the termination date and continuing for two years or until the date he or she is eligible for other employer coverage; and

•                  outplacement services not to exceed 5% of the base salary of the executive.

The Committee periodically reviews severance packages and executive change-of-control severance packages offered to the executive officers of each of the companies in the Peer Group and has determined that the limited executive change-of-control severance package described above and the benefits available under the executive severance benefit policy are competitive with those packages. In order for a Named Executive Officer to receive the benefits described above, the executive officer must first sign a release of all claims against us and enter into a confidentiality agreement covering our trade secrets and proprietary information. We believe that in the event of a change of control, it is in the best interests of our shareholders to keep our executive officers focused on ensuring a smooth transition and a successful outcome for the combined company. We believe that by requiring both triggering events to occur (a change of control and termination) prior to our incurring these obligations, those executive officers who remain with us through a change of control will be appropriately focused while those who depart as a result of a change of control will be appropriately compensated.

Stock Ownership Requirements

We believe that it is important for our executive officers to build and maintain an appropriate minimum equity stake in the Company. We believe that requiring our executive officers to maintain such a stake helps align our executive officers’ interests with the long-term interests of our shareholders. Our equity ownership policy for 2010 and 2011 required that each of our executive officers, prior to selling any restricted shares awarded under our LTIP beginning with the grants made in 2003, must hold an interest in the Company’s shares (as determined below) equal to the lesser of (1) the value of all restricted shares or deferred units, as applicable, granted under the LTIP beginning with the grants made in 2003, or since promotion to the level of Vice President or above, or (2) the following:

•                  the Chief Executive Officer—five times annual base salary;

•                  the President and an Executive or Senior Vice President—three times annual base salary;

•                  a Vice President—one time annual base salary.

These thresholds are regularly reviewed by the Committee and adjusted from time to time based on industry data available to the Committee.

The forms of equity ownership that can be used to satisfy the ownership requirement include: (1) any vested or unvested shares accumulated through LTIP awards or other means and (2) the in-the-money portion of any vested, unexercised options. Compliance with this policy by each executive officer is reviewed by the Committee on an annual basis, and the Committee may exercise its discretion in response to any violation of this policy to limit the eligibility for or reduce the size of any future awards to the executive officer. The Committee has never found a violation of this policy, so the Committee has not exercised its discretion in this regard.

Hedging Policy

In order to discourage our executive officers from hedging their long positions in the

Company’s shares, we have a policy that prohibits any of our executive officers from holding derivative instruments tied to our shares, other than derivative instruments issued by us, such as our convertible notes.

Limitations on Deductibility of Non-Performance Based Compensation

To the extent attributable to our United States subsidiaries and otherwise deductible, Section 162(m) of the Internal Revenue Code limits the tax deduction that United States subsidiaries can take with respect to the compensation of designated executive officers, unless the compensation is “performance-based.”

Under our LTIP, the Committee has the discretion to award performance-based cash compensation that qualifies under Section 162(m) of the Internal Revenue Code based on the achievement of objective performance goals. All executive officers are eligible to receive this type of award. The Committee has determined, and may in the future determine, to award compensation that does not qualify under Section 162(m) as performance-based compensation.